UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

Amendment No. 19
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
________________

92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher Mayer
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,444,141,596	$135,354.76

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 34,844,346 shares of common stock of Ventana Medical Systems, Inc. outstanding as of January 20, 2008, all options outstanding as of January 20, 2008 with respect to 4,895,184 shares of common stock of Ventana, and all performance units outstanding as of January 20, 2008 with respect to 43,104 shares of common stock of Ventana.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00003930.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,902.45	Filing Party:	Roche Holding Ltd
Form or Registration No.:	SC TO-T/A	Date Filed:	January 22, 2008

Amount Previously Paid:	$91,452.31	Filing Party:	Roche Holding Ltd
Form or Registration No.:	SC TO-T	Date Filed:	June 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9 and Item 11.

This Amendment No. 19 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on June 27, 2007 by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Rocket Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ventana Medical Systems, Inc., a Delaware corporation (the “Company”), at $89.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated January 25, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

All capitalized terms used in this Amendment No. 19 without definition have the meanings ascribed to them in the Schedule TO.

Item 10.  Financial Statements.

Not applicable.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(5)(xix)  Press Release issued by Roche Holding Ltd, dated January 31, 2008

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2008

ROCKET ACQUISITION CORPORATION

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Secretary

ROCHE HOLDING LTD

By:	/s/ Bruno Maier
Name: Bruno Maier
Title: Authorized Signatory

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated June 27, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Summary Advertisement dated June 27, 2007*
(a)(1)(viii)	Amended and Restated Offer to Purchase dated January 25, 2008*
(a)(1)(ix)	Amended and Restated Letter of Transmittal*
(a)(1)(x)	Amended and Restated Notice of Guaranteed Delivery*
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(xii)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 25, 2007*
(a)(5)(ii)	Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on June 29, 2007*
(a)(5)(iii)	Complaint filed in the United States District Court for the District of Arizona on June 29, 2007*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated July 11, 2007*
(a)(5)(v)	Excerpt from an Investor Presentation by Roche Holding Ltd, dated July 19, 2007*
(a)(5)(vi)	Transcript of an Investor Presentation by Roche Holding Ltd, dated July 19, 2007*
(a)(5)(vii)	Press Release issued by Roche Holding Ltd, dated July 25, 2007*
(a)(5)(viii)	Press Release issued by Roche Holding Ltd, dated July 26, 2007*
(a)(5)(ix)	Press Release issued by Roche Holding Ltd, dated August 21, 2007*
(a)(5)(x)	Press Release issued by Roche Holding Ltd, dated August 22, 2007*
(a)(5)(xi)	Press Release issued by Roche Holding Ltd, dated September 19, 2007*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated October 29, 2007*
(a)(5)(xiii)	First Amended Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on October 26, 2007*
(a)(5)(xiv)	Press Release issued by Roche Holding Ltd, dated November 13, 2007*
(a)(5)(xv)	Press Release issued by Roche Holding Ltd, dated December 5, 2007*
(a)(5)(xvi)	Press Release issued by Roche Holding Ltd, dated January 16, 2008*
(a)(5)(xvii)	Press Release issued by Roche Holding Ltd and Ventana Medical Systems, Inc., dated January 22, 2008*
(a)(5)(xviii)	Summary Advertisement dated January 22, 2008*
(a)(5)(xix)	Press Release issued by Roche Holding Ltd, dated January 31, 2008
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger dated as of January 21, 2008 among Ventana Medical Systems, Inc., Roche Holdings, Inc. and Rocket Acquisition Corporation.*
(d)(2)	Guarantee dated as of January 21, 2008 between Roche Holding Ltd and Ventana Medical Systems, Inc.*
(d)(3)
Stockholder Tender and Support Agreement dated as of January 21, 2008 among Thomas D. Brown, Rodney F. Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, M.D., Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker, James R. Weersing and Roche Holdings, Inc.*

(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
________________
* Previously filed